The Funds held their annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

					Affirmative	 Withheld Authority
Municipal
Re-Election of R. Robert E. Connor
Class I to serve until 2012		53,806,374	   2,503,163
Re-Election of William B. Ogden IV
Class I to serve until 2012		53,725,888	   2,583,649
Re-Election of Hans W. Kertess*
Class I to serve until 2012		    11,601	           7

Messrs. R. Peter Sullivan, John C. Maney+ and Paul Belica continue to serve as Trustees of the Funds.

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* Preferred Shares Trustee
+ Interested Trustee